# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SPDR INDEX SHARES FUNDS, CIK 0001168164
CUSIP: 78463x541
Title of class of securities: ETF
Address of issuer's principal executive offices: ONE CONGRESS STREET, ONE CONGRESS STREET, BOSTON, Massachusetts (MA), 02114
Date of event which requires filing of this statement: 02/25/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001727336-26-000003
Filed by CIK 0001727336

## Reporting persons
- First Command Advisory Services, Inc.: type of reporting person: investment adviser (IA); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); shared voting power 4,441,323.66; aggregate amount beneficially owned 335,542,002.43 (6.9% of the class)

## Item 1. Issuer
Name of issuer: SPDR INDEX SHARES FUNDS
Address of issuer's principal executive offices: ONE CONGRESS STREET, ONE CONGRESS STREET, BOSTON, MASSACHUSETTS, 02114.

## Item 2. Person Filing
Citizenship: Texas

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 335,542,002.43
Percent of class: 6.89
Shared power to vote or to direct the vote: 4,441,323.66

## Item 10. Certifications
Not applicable.

## Signatures
- First Command Advisory Services, Inc.: Sheneah Brown, Director, Compliance (03/26/2026)